

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34344

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **HARRIS NESBITT CORP.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 TIMES SQUARE
(No. and Street)

NEW YORK, (City) NEW YORK (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SUSANNE VORSTER (212) 702-1982
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLC.
(Name – *if individual, state last, first, middle name*)

757 THIRD AVENUE (Address) NEW YORK (City) NEW YORK (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, DAVID HARTLEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARRIS NESBITT CORP., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

DAVID HARTLEY, CHIEF OPERATING OFFICER AND EXECUTIVE MANAGING DIRECTOR

Title

JANUARY 25, 2005

Notary Public

John DecQuflé
Notary Public, State of New York
No. 41-4716173
Qualified in Queen's County
Certificate filed in New York City
Commission Expires Oct. 31, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
345 Park Avenue
New York, NY 10154


SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2005
WASH. D.C.
202

Independent Auditors' Report

The Board of Directors
Harris Nesbitt Corp.:

We have audited the accompanying statement of financial condition of Harris Nesbitt Corp. (the Company), a wholly owned subsidiary of Harris Financial Corp., as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Harris Nesbitt Corp. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 24, 2005

HARRIS NESBITT CORP.
(A Wholly Owned Subsidiary of Harris Financial Corp.)

Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$ 4,711,727
Securities borrowed	3,869,852,545
Securities purchased under agreements to resell	1,647,766,493
Receivable from brokers, dealers, and clearing organizations	80,443,046
Receivable from customers	8,313,120
Receivable from affiliates	16,922,496
Securities owned, at market value	131,910,401
Accrued interest receivable	7,420,631
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation of $11,938,377	15,520,409
Other assets	59,831,704
Total assets	$ 5,842,692,572
Liabilities and Stockholder's Equity	
Liabilities:	
Bank loan payable	$ 800,000
Securities loaned	756,052,698
Securities sold under agreements to repurchase	4,375,070,790
Payable to brokers, dealers, and clearing organizations	267,326,579
Payable to customers	44,492,984
Securities sold, not yet purchased, at market value	81,434,070
Obligation to return borrowed securities	25,712,970
Accounts payable and accrued expenses	100,110,081
Total liabilities	5,651,000,172
Commitments and contingent liabilities	
Liabilities subordinated to claims of general creditors	80,000,000
Stockholder's equity	111,692,400
Total liabilities and stockholder's equity	$ 5,842,692,572

See accompanying notes to statement of financial condition.

HARRIS NESBITT CORP.
(A Wholly Owned Subsidiary of Harris
Financial Corp.)

Notes to Statement of Financial Condition

December 31, 2004

(1) Organization and Description of Business

Harris Nesbitt Corp. (the Company) is a wholly owned subsidiary of Harris Financial Corp. (HFC), formerly Bankmont Financial Corporation (Bankmont), which is a wholly owned subsidiary of Bank of Montreal (Ultimate Parent), a Canadian company. The Company is registered with the Securities and Exchange Commission (SEC) as a securities broker-dealer. The Company is a member of the New York Stock Exchange, Inc., National Association of Securities Dealers, Inc., American Stock Exchange, Chicago Stock Exchange, Philadelphia Stock Exchange, the Securities Investor Protection Corporation, and the Archipelago Exchange.

The Company conducts its principal operations from office facilities in New York and Chicago and maintains offices in Boston, Denver, Houston, Dallas, Los Angeles and San Francisco. The Company operates as a securities broker-dealer, which comprises several classes of services and activities, including principal transactions, agency transactions, investment research, investment banking, and investment management.

(2) Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Customers' securities transactions are reported on a settlement-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Securities owned, securities sold, not yet purchased, and other financial instruments (including derivatives) used for trading purposes are recorded in the statement of financial condition at market or fair value.

Securities Purchased or Sold Under Agreements to Resell or Repurchase

Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions. These transactions are collateralized by U.S. Government and U.S. Government agency securities, corporate and asset-backed securities, and are carried at contract amount plus accrued interest.

The Company's policy is to take possession of securities purchased under agreements to resell and to value the securities on a daily basis to protect the Company in the event of default by a counterparty. In addition, actions are taken to obtain additional collateral if the market value of the underlying assets is not sufficient to protect the Company.

(Continued)

Reverse repurchase and repurchase agreements with common counterparties, along with their respective interest receivable and payable, are offset and excluded from the accompanying statement of financial condition when they meet the criteria for netting as prescribed by Financial Accounting Standards Board Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements* (FIN 41).

Securities Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Collateralized Short-Term Transactions

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. If the counterparty does not meet its contracted obligation to return securities used as collateral, the Company may be exposed to the risk of reacquiring the securities at prevailing market prices to satisfy its obligations. The Company controls this risk by monitoring the market value of securities pledged each day, and by requiring collateral levels to be adjusted in the event of excess market exposure. As of December 31, 2004, the fair market value of assets that the Company has pledged to counterparties under securities sold under agreements to repurchase and securities loaned transactions is $5,574,495,174. These assets primarily consist of trading securities where the counterparty has the right to re-pledge or sell the security. The Company has also received similar assets as collateral as of December 31, 2004, with a fair market value of $5,973,720,319.

Income Taxes

The Company's Federal taxable income is included in a Federal consolidated tax return with HFC and its eligible subsidiaries (consolidated group). The Company files separate state tax returns in certain states and is included in combined state tax returns in other states.

Exchange Memberships

Exchange memberships are included in other assets and are carried at the lower of cost or net realizable value of $255,396 at December 31, 2004. The market value of these memberships approximates $3,218,500 at December 31, 2004.

Depreciation and Amortization

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization for furniture and equipment are provided on a straight-line basis using estimated useful lives of between three and ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

(Continued)

Stock Based Compensation

In connection with the July 3, 2003 acquisition of the Company by Bank of Montreal, certain of the Company's key employees were granted restricted shares of the Ultimate Parent's stock. These shares will vest over a three-year period and will be forfeited if the employees leave the Company.

(3) Securities and Cash Segregated Pursuant to Federal and Other Regulations

U.S. Treasury securities have been segregated in a "special reserve bank account for the exclusive benefit of customers" under Rule 15c3-3 of the SEC. The market value of such segregated securities amounted to $26,994,377 as of December 31, 2004.

The Company has satisfied collateral requirements with clearing corporations and other broker-dealers by depositing securities and cash in the amount of $12,480,000 and $8,569,452, respectively, as of December 31, 2004.

(4) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2004, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 42,808,932	$ 26,761,807
Receivable from/payable to brokers and dealers	21,067,178	240,564,772
Receivable from/payable to clearing organizations	16,566,936	—
	$ 80,443,046	$ 267,326,579

(5) Securities Owned and Sold, Not Yet Purchased, at Market Value

Securities owned and securities sold, not yet purchased, at market value, consisted of the following at December 31, 2004:

	Owned	Sold, not yet purchased
U.S. Government obligations	$ 47,101,747	$ 18,714,334
Canadian Government obligations	37,752,588	—
Equity securities	21,881,503	54,643,736
Commercial paper	16,520,461	—
Corporate obligations	8,654,102	8,076,000
	$ 131,910,401	$ 81,434,070

The Company finances the majority of its securities owned through repurchase or securities loaned agreements. Securities sold, not yet purchased are generally financed through reverse repurchase or securities borrowed agreements.

(Continued)

(6) Trading Activities

The Company trades in U.S. Government and U.S. Government agency debt, U.S. listed futures contracts, Canadian government obligations, corporate bonds, and equities.

For derivatives held for trading purposes, including futures and total return swap contracts, the fair value at December 31, 2004 is $685,415.

(7) Short-Term Borrowings

The Company has $150,000,000 in credit facilities extended by several banks, including $50,000,000 with an affiliate. Borrowings under the credit facilities are generally used to finance securities inventories and to facilitate the securities settlement process. The level of these borrowings fluctuates daily, and at times significantly, depending on market activity. The Company drew down $66,500,000 under these credit facilities in the form of letters of credit, which the Company pledged as collateral at December 31, 2004. In addition, the Company drew down $800,000 under these credit facilities in overnight borrowings with a rate of 2.5% as of December 31, 2004, secured by the Company's securities.

(8) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirements under the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit items as shown in the Formula for Reserve Requirement pursuant to Rule 15c3-3. The Company's minimum capital requirement may also be increased over such minimums by certain provisions of Rule 15c3-1. The New York Stock Exchange, Inc., the Company's designated self-regulatory organization, has certain additional capital requirements which provide that equity capital may not be withdrawn nor may cash dividends be paid if the resulting net capital would be less than 5% of the calculated aggregate debits. At December 31, 2004, the Company had net capital of $67,149,089, which was $66,103,439 in excess of its required net capital of $1,045,650.

(9) Commitments and Contingent Liabilities

The Company has five separate leases for its operating facilities in Chicago, all of which are leased from affiliated companies and expire on June 30, 2008.

At December 31, 2004, the minimum total lease obligation due under these leases, assuming that the Company exercises all of its options to extend the lease terms, is as follows:

Year		Amount
2005	$	1,673,025
2006		1,673,025
2007		1,673,025
2008		836,513
	$	5,855,588

The Company's Ultimate Parent has entered into a lease commitment for its operating facilities in New York and the Company's estimated share in this lease is as follows:

2005	$	5,294,496
2006		5,496,433
2007		5,698,369
2008		5,698,369
2009		5,698,369
2010 and thereafter		71,125,885
	$	99,011,921

The Company had additional leases in New York, San Francisco, Chicago, Los Angeles, Dallas, Denver and Boston. The minimum total lease obligation due under these leases is as follows:

2005	$	3,961,611	*
2006		2,987,031	*
2007		3,206,123	*
2008		2,973,460	*
2009		2,784,854	*
2010 and thereafter		32,100,440	*
	$	48,013,519	*

* The above lease obligations are presented net of any sublease rental income to be received.

The leases for these office facilities are subject to escalation clauses based on the operating experience of the lessor.

During the year the Company abandoned certain leases in New York, Chicago and Los Angeles after making various location restructurings subsequent to the prior year Harris Nesbitt Gerard merger.

As of December 31, 2004, included in accounts payable and accrued expenses and other assets in the accompanying statement of financial condition, respectively, is a liability of $24,000,000 and a corresponding tax asset of $8,400,000, which represents the present value of the remaining estimated future lease payments, net of sublease receipts, associated with this abandonment.

In the normal course of business activities, the Company enters into underwriting commitments. Settlements of transactions relating to such underwriting commitments, which were open at December 31, 2004, had no material effect on the statement of financial condition.

In the normal course of business activities, the Company has been named as a defendant in various legal actions. In the opinion of management, based on consultation with legal counsel, these actions will not result in any material adverse effect on the financial position of the Company.

(Continued)

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others should certain events occur. The contingencies generally relate to the changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the statement of financial condition as of December 31, 2004, related to these indemnifications.

(10) Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors, payable to HFC, consist of the following as of December 31, 2004:

Due October 31, 2005, with automatic roll-over provision 90-day LIBOR + 0.50%	$	45,000,000
Due April 15, 2006, with automatic roll-over provision 90-day LIBOR + 0.50%		30,000,000
Due July 31, 2005, revolving subordinated debt		5,000,000
	$	80,000,000

The London Interbank Offered Rate (LIBOR) was approximately 2.5643% at December 31, 2004. The subordinated liabilities are covered by agreements approved by the New York Stock Exchange, Inc. and are thus available in computing net capital under the SEC's Rule 15c3-1. Prepayment or payment upon maturity is subject to the approval of these authorities. Repayment of this indebtedness is not permitted if, after repayment, the Company would fail to meet its regulatory capital requirements.

On August 31, 2004 HFC and the Company entered into a revolving note and cash subordination agreement for $30,000,000 which will mature on July 31, 2008. As of December 31, 2004, the Company had no amounts outstanding under this facility. The New York Stock Exchange has approved this agreement for inclusion in the Company's net capital computation.

(11) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2004 are presented below:

Gross deferred tax assets:		
State tax loss carryforward	$	9,401,191
Federal tax loss carryforward		1,183,181
Deferred employee compensation		12,022,687
Employee benefit plans		2,781,851
Accrued expenses		12,795,711
Deferred rent		1,196,250
Other		1,531,785
Gross deferred tax assets		40,912,656
Valuation allowance		(15,027,507)
Deferred tax assets, net of valuation allowance		25,885,149
Gross deferred tax liabilities:		
Depreciation and amortization		(538,391)
Deferred intercompany		(996,389)
Gross deferred tax liabilities		(1,534,780)
Net deferred tax assets	$	24,350,369

A valuation allowance of $15.0 million exists at December 31, 2004 to offset deferred tax assets related to the Company's state tax loss carryforwards and state deferred tax assets. Management believes that it is more likely than not that the state operating losses and state deferred tax assets will not be utilized in the future.

At December 31, 2004, the Company had Federal and state tax loss carryforwards of approximately $3.4 million and $172.6 million, respectively, that will expire in varying amounts in the years 2007 through 2024.

(12) Benefit Plans

Prior to its acquisition by the Ultimate Parent on July 3, 2003, the Company maintained defined contribution, profit sharing and pension plans for eligible employees. Contributions to these plans were made solely at the discretion of management.

Once acquired by the Ultimate Parent, the Company closed its existing plans, and the Company's employees became eligible to participate in various noncontributory defined benefit pension plans of Bank of Montreal/Harris. The Company is one of the sponsors of the plans.

The policy for the primary plan is to have the participating entities, at a minimum, fund annually an amount necessary to satisfy the requirements under the Employee Retirement Income Security Act of 1974 (ERISA), without regard to prior years' contributions in excess of the minimum.

The Company is one of the sponsors of the Bank of Montreal/Harris postretirement medical plan and has elected to defer its accumulated postretirement benefit obligation and amortize it on a straight-line basis over 20 years. At December 31, 2004, the unrecognized transition obligation of Bank of Montreal/Harris was $16,300,000 for all sponsors of the plan. The total postretirement payable of the Company was $838,185 as of December 31, 2004, and is included within accounts payable and accrued expenses in the statement of financial condition.

(13) Financial Instruments

Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures, forward contracts, delayed deliveries, securities purchased and sold on a when-issued basis (when-issued securities), and total return swaps. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, manage market risks, and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions. Futures and forward contracts and when-issued securities entered into by the Company provide for delayed delivery of U.S. Government and U.S. Government agency securities.

The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlements are made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, options, swap agreements, and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by the market forces such as volatility and changes in interest rates. The Company had certain transactions which, in accordance with industry practice, were not recorded on the statement of financial condition.

The following table summarizes unsettled purchase and sale commitments and the notional amounts of obligations that are not recorded on the statement of financial condition at December 31, 2004:

	Purchases	Sales
Delayed delivery commitments:		
U.S. Government securities	$ 37,000,000	$ 15,150,000
Total return swap agreements	$ 37,735,912	$ 15,782,088

These commitments, certain of which are with affiliated parties, are undertaken in the normal course of business. The settlement of these commitments is not expected to have a material adverse effect on the Company's financial position.

The Company enters into off-balance-sheet forward start repurchase and reverse repurchase agreements. These transactions are defined as having a start date at some point in the future, whereby either the specific

(Continued)

security or the par amount and general coupon are known, and the interest rate and term of the transactions are known. At December 31, 2004, the Company did not have forward start reverse repurchase and repurchase transactions.

In the normal course of business, the Company's activities involve the execution, clearance, and settlement of various securities transactions for individuals, institutional investors, and other broker-dealers. Customer securities activities are transacted on either a delivery versus payment, cash, or margin basis, and are subject to exchange or Federal regulations. In accordance with industry practice, the Company records customer securities transactions on a settlement-date basis, which is generally one to three business days after trade date. These transactions may expose the Company to off-balance-sheet risk in the event that a customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or reduce positions when necessary.

The Company's financing and securities settlement activities require the Company to pledge its securities as collateral in support of various collateralized repurchase agreements. In the event the counterparty is unable to meet its contractual obligation to return the securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. Additionally, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

Concentrations of Credit Risk

The Company is engaged in various securities trading activities servicing a diverse group of domestic and foreign corporations, governments, and institutional and individual investors. A substantial portion of the Company's transactions are executed with institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans and mutual funds, and other financial institutions. The Company's principal activities are also subject to the risk of counterparty nonperformance.

Market Risk

The securities and derivative financial instruments traded by the Company involve varying degrees of off-balance-sheet market risk. Market risk is the potential change in value of the financial investment caused by unfavorable changes in interest rates, or the market value of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures, including daily review of trading positions.

Securities sold, not yet purchased commit the Company to deliver specified securities at predetermined prices. To satisfy the obligation, the Company must acquire the securities at market prices, which may differ from the values on the statement of financial condition.

(Continued)

Fair Value of Financial Instruments

The Company believes that the carrying value of its financial instruments is a reasonable estimate of fair value. Reverse repurchase agreements, repurchase agreements, and securities borrowed/loaned are carried at contract amount plus accrued interest, which approximates fair value due to their highly liquid nature and short maturity. Securities owned and securities sold, not yet purchased are carried at fair value. Fair value for these instruments is estimated using available market quotations for traded instruments.

Market quotations for traded instruments are obtained from various sources, including the major securities exchanges and dealers. The estimated fair value of the Company's liabilities subordinated to the claims of general creditors, based upon current rates offered to the Company for similar types of borrowing arrangements, approximates carrying value.

(14) Interests in Variable Interest Entities

On December 24, 2003, the FASB issued Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities* (FIN 46R), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and whether it should consolidate the entity. The interpretation replaces Interpretation No. 46, *Consolidation of Variable Interest Entities*, which was issued on January 17, 2003. An entity is subject to FIN 46R and is called a variable interest entity (VIE) if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority interest of the expected losses, the expected residual returns or both.

The Company serves as servicing agent to Fairway Finance Company, LLC (Fairway), and administrator for Pooled Investment Notes Capital, LLC (PIN Capital), and provides accounting and other administrative support to these entities, both of which are VIE's organized under the laws of the State of Delaware. The Company receives a structuring fee from advisory services related to the VIEs' financings and a servicing or administrative fee, respectively, equal to the residual net spread of the underlying transactions within the VIE. The Company has no exposure to losses in the VIE.

Both Fairway and PIN Capital were established to purchase interests in receivables and similar assets, or in some instances, make loans secured by interests in receivables from clients. Fairway funds its purchases and loans primarily through the issuance of A-1/P-1 rated commercial paper notes while PIN Capital funds its activity through the issuance of AAA/Aaa rated medium term notes.

The Company has determined that it is not the primary beneficiary of any VIE, therefore FIN 46R will not impact its results.

(Continued)

(15) Transactions with Affiliates

The following additional transactions with related parties (affiliated through common ownership) are included in the Company's statement of financial condition as of December 31, 2004:

- The Company has reverse repurchase and repurchase agreements with affiliates, recorded net on the statement of financial condition, in accordance with FIN 41 of $1,572,385,383 and $147,197,352, respectively. In addition, the Company has stock borrows and loans with affiliates of $688,898,940 and $29,690,908, respectively.
- During 2004, the Company entered into total return swap contracts with its affiliate, BMO NBI. Under these contracts, the Company pays BMO NBI any unrealized gains and receives from BMO NBI any unrealized losses on a set portfolio of securities. The Company also receives a rate of interest on the notional amount of the contracts. This contract revalues on a quarterly basis.



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Harris Nesbitt Corp.:

In planning and performing our audit of the financial statements of Harris Nesbitt Corp. (the Company), a wholly owned subsidiary of Harris Financial Corp., for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully-paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 24, 2005 KPMG LLP